Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Six
	Months Ended
	June 30,
	2016	2015
Income (loss) from continuing operations before taxes	$650	$811
Sub-total of fixed charges	143	144
Sub-total of adjusted income (loss)	793	955
Interest on annuities and financial products	1,273	1,252
Adjusted income (loss) base	$2,066	$2,207
Fixed Charges
Interest and debt expense	$136	$137
Portion of rent expense representing interest	7	7
Sub-total of fixed charges excluding interest on
annuities and financial products	143	144
Interest on annuities and financial products	1,273	1,252
Total fixed charges	$1,416	$1,396

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	5.55	6.63
Ratio of adjusted income (loss) base to total fixed
charges	1.46	1.58